HEI Exhibit 11

Hawaiian Electric Industries, Inc.
COMPUTATION OF EARNINGS PER SHARE
OF COMMON STOCK
Years ended December 31, 2020, 2019, 2018, 2017 and 2016

(in thousands, except per share amounts)	2020	2019	2018	2017	2016
Net income for common stock	$197,824	$217,882	$201,774	$165,297	$248,256
Weighted-average number of common shares outstanding	109,140	108,949	108,855	108,749	108,102
Adjusted weighted-average number of common shares outstanding	109,356	109,407	109,146	108,933	108,309
Basic earnings per common share	$1.81	$2.00	$1.85	$1.52	$2.30
Diluted earnings per common share	$1.81	$1.99	$1.85	$1.52	$2.29